

Mail Stop 3561

December 30, 2015

Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed May 12, 2015**
> **File No. 1-33422**

Dear Mr. Montero:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

2. Regulatory Framework

VII. Loans for consumption (mutuums) and assignments of secured receivables, page F-19

1. Please clarify how you are accounting for the loans for consumption granted by the government. In doing so, tell us how you are classifying the loans on your statements of financial position and cash flows and explain the reasoning for such classifications. In this regard, we note your statement that "such obligations do not constitute financing decisions made by the Company in the ordinary course of business." Reference the authoritative literature you relied upon to support your accounting and classification.

23. Benefit plans, page F-64

2. You disclose on page F-65 that your 6% discount rate assumption "is reasonable considering the market rates for Argentine government bonds as of December 31, 2010."

Explain to us in detail how you developed your discount rate assumption of 6% and how such assumption complies with paragraph 83 of IAS 19, which indicates that the discount rate should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds or, if there is no deep market in such bonds, government bonds. Separately address why you did not use current market rates and why you did not use quality corporate bond rates.

3. We note that you used the "1971 Group Annuity Mortality" table to determine the mortality of your active personnel. Explain to us why you are using this table as opposed to a more recent table and why the 1971 table represents the best estimate of the mortality of plan members. Refer to paragraph 82 of IAS 19.

35. Assets and liabilities of disposal group classified as held for sale and discontinued operations, page F-76

4. We note you divested the AESEBA segment during 2013 which resulted in a loss of $96.5 million pesos classified within discontinued operations. Further, we note you recorded gains in 2014 and 2013 in connection with the repurchase of your corporate debt by the trust established to facilitate the AESEBA sale. Since these gains appear related to the divestiture of AESEBA, please explain to us why they were classified within continuing operations as opposed to discontinued operations. Please cite the authoritative accounting literature you relied upon to determine the classification of these gains. To further our understanding, please walk us through the transactions associated with the AESEBA divestiture and related debt repurchases. In doing so, specify the debt securities you received as consideration and the debt securities you repurchased and quantify for us and clearly explain how you calculated the loss on sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products